UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FINANCE OF AMERICA COMPANIES INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31738L107

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Joshua Ford Bonnie

William R. Golden III

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Tel: (202) 636-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTO Urban Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund II – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – A (RA) – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – I – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – S – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – C – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – L – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – O – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – N – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – U – NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund II – C – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Fund – T – NQ L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTAS NQ Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Associates – NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTOA – NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 53,001,204
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,001,204
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,001,204
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTAS Associates – NQ L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Family GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 52,698,686
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,698,686
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,698,686
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Family Tactical Opportunities Investment Partnership NQ – ESC L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 302,518
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 302,518
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTO-NQ Side-by-Side GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 302,518
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 302,518
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTO Urban Holdings II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 23,066,495
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,066,495
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,066,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Tactical Opportunities Associates L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 23,066,495
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,066,495
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,066,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. BTOA L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 23,066,495
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,066,495
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,066,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 23,066,495
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,066,495
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,066,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 23,066,495
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,066,495
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,066,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings III GP Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 23,066,495
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,066,495
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,066,495
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Holdings I/II GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 53,001,204
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,001,204
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,001,204
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 76,067,699
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 76,067,699
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,067,699
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 76,067,699
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 76,067,699
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,067,699
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 31738L107

1.	Names of Reporting Persons. Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 76,067,699
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 76,067,699
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,067,699
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Finance of America Companies Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 909 Lake Carolyn Parkway, Suite 1550, Irving, Texas 75039.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) BTO Urban Holdings L.L.C., a Delaware limited liability company; (ii) Blackstone Tactical Opportunities Fund – NQ L.P., a Delaware limited partnership; (iii) Blackstone Tactical Opportunities Fund II – NQ L.P., a Delaware limited partnership; (iv) Blackstone Tactical Opportunities Fund – A (RA) – NQ L.P., a Delaware limited partnership; (v) Blackstone Tactical Opportunities Fund – I – NQ L.P., a Delaware limited partnership; (vi) Blackstone Tactical Opportunities Fund – S – NQ L.P., a Delaware limited partnership; (vii) Blackstone Tactical Opportunities Fund – C – NQ L.P., a Delaware limited partnership; (viii) Blackstone Tactical Opportunities Fund – L – NQ L.P., a Delaware limited partnership; (ix) Blackstone Tactical Opportunities Fund – O – NQ L.P., a Delaware limited partnership; (x) Blackstone Tactical Opportunities Fund – N – NQ L.P., a Delaware limited partnership; (xi) Blackstone Tactical Opportunities Fund – U – NQ L.L.C., a Delaware limited liability company; (xii) Blackstone Tactical Opportunities Fund II – C – NQ L.P., a Delaware limited partnership; (xiii) Blackstone Tactical Opportunities Fund – T – NQ L.P., a Delaware limited partnership; (xiv) BTAS NQ Holdings L.L.C., a Delaware limited liability company; (xv) Blackstone Family Tactical Opportunities Investment Partnership SMD L.P., a Delaware limited partnership; (xvi) Blackstone Tactical Opportunities Associates – NQ L.L.C., a Delaware limited liability company (“Blocker GP”); (xvii) BTOA – NQ L.L.C., a Delaware limited liability company; (xviii) Blackstone Holdings II L.P., a Delaware limited partnership; (xix) BTAS Associates – NQ L.L.C., a Delaware limited liability company; (xx) Blackstone Family GP L.L.C., a Delaware limited liability company; (xxi) Blackstone Family Tactical Opportunities Investment Partnership NQ – ESC L.P., a Delaware limited partnership; (xxii) BTO-NQ Side-by-Side GP L.L.C., a Delaware limited liability company; (xxiii) BTO Urban Holdings II L.P., a Delaware limited partnership; (xxiv) Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company; (xxv) BTOA L.L.C., a Delaware limited liability company; (xxvi) Blackstone Holdings III L.P., a Delaware limited partnership; (xxvii) Blackstone Holdings III GP L.P., a Delaware limited partnership; (xxviii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company; (xxix) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company; (xxx) Blackstone Inc., a Delaware corporation (“Blackstone”); and (xxxi) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities); and

•	Stephen A. Schwarzman, a United States citizen.

BTO Urban Holdings L.L.C., Blackstone Family Tactical Opportunities Investment Partnership NQ – ESC L.P. and BTO Urban Holdings II L.P. are collectively referred to herein as the “Blackstone Funds”.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of each of the Blackstone Funds is investing in securities.

BTO Urban Holdings L.L.C. is owned by Blackstone Tactical Opportunities Fund – NQ L.P., Blackstone Tactical Opportunities Fund II – NQ L.P., Blackstone Tactical Opportunities Fund – A (RA) – NQ L.P., Blackstone Tactical Opportunities Fund – I – NQ L.P., Blackstone Tactical Opportunities Fund – S – NQ L.P., Blackstone Tactical

Opportunities Fund – C – NQ L.P., Blackstone Tactical Opportunities Fund – L – NQ L.P., Blackstone Tactical Opportunities Fund – O – NQ L.P., Blackstone Tactical Opportunities Fund – N – NQ L.P., Blackstone Tactical Opportunities Fund – U – NQ L.L.C., Blackstone Tactical Opportunities Fund II – C – NQ L.P., Blackstone Tactical Opportunities Fund – T – NQ L.P., (collectively, each of the Blackstone Tactical Opportunities Funds described in this paragraph shall be referred to as the “Blackstone Tactical Opportunities Funds”), BTAS NQ Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. The principal business of the Blackstone Tactical Opportunity Funds, BTAS NQ Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. is investing in securities.

The principal business of Blackstone Tactical Opportunities Associates – NQ L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of the Blackstone Tactical Opportunity Funds and of other affiliated Blackstone entities. The principal business of BTOA – NQ L.L.C. is performing the functions of, and serving as, the sole member (or similar position) of Blackstone Tactical Opportunities Associates – NQ L.L.C. and of other affiliated Blackstone entities. The principal business of BTAS Associates – NQ L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of BTAS NQ Holdings L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, the managing member (or similar position) of BTAS Associates – NQ L.L.C., BTOA – NQ LLC, BTO-NQ Side-by-Side GP L.L.C. and of other affiliated Blackstone entities.

The principal business of Blackstone Family GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. and of other affiliated Blackstone entities.

The principal business of BTO-NQ Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Family Tactical Opportunities Investment Partnership NQ – ESC L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone Tactical Opportunities Associates L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of BTO Urban Holdings II L.P. and of other affiliated Blackstone entities. The principal business of BTOA L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of Blackstone Tactical Opportunities Associates L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) of BTOA L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings III L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings III GP L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein as beneficially owned by the Blackstone Funds were acquired in connection with the business combination transaction contemplated by the Transaction Agreement dated as of October 12, 2020, between Replay Acquisition Corp. (“Replay”), Finance of America Equity Capital LLC (“FoA”), the Issuer, RPLY Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, RPLY BLKR Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Blocker Merger Sub”), Blackstone Tactical Opportunities Fund (Urban Feeder) – NQ L.P., a Delaware limited partnership (“Blocker”), Blackstone Tactical Opportunities Associates – NQ L.L.C., BTO Urban Holdings L.L.C., Blackstone Family Tactical Opportunities Investment Partnership – NQ – ESC L.P., a Delaware limited partnership, Libman Family Holdings LLC, a Connecticut limited liability company, The Mortgage Opportunity Group LLC, a Connecticut limited liability company, L and TF, LLC, a North Carolina limited liability company, UFG Management Holdings LLC, a Delaware limited liability company, and Joe Cayre; and BTO Urban Holdings L.L.C. and Libman Family Holdings LLC, solely in their joint capacity as the representative of the Continuing Unitholders (defined below) pursuant to Section 12.18 of the Transaction Agreement (the “Continuing Unitholder Representative”), pursuant to which Replay agreed to combine with FoA in a series of transactions (collectively, the “Business Combination”) that resulted in the Issuer becoming a publicly-traded company on the New York Stock Exchange (the “NYSE”) and controlling FoA in an “UP-C” structure. BTO Urban Holdings L.L.C., Blackstone Family Tactical Opportunities Investment Partnership – NQ – ESC L.P., Libman Family Holdings LLC, The Mortgage Opportunity Group LLC, L and TF, LLC, UFG Management Holdings LLC and Joe Cayre, are collectively referred to herein as the “Continuing Unitholders.”

As a result of the Business Combination and the transactions contemplated by the Transaction Agreement, (i) BTO Urban Holdings L.L.C. received 50,675,920 limited liability company units of FoA (“FoA Units”), 2,022,766 shares of Class A Common Stock and 5,942,476 Earnout Securities of the Issuer (“Earnout Rights”), (ii) Blackstone Family Tactical Opportunities Investment Partnership NQ – ESC L.P. received 290,906 FoA Units, 11,612 shares of Class A Common Stock and 34,112 Earnout Rights, (iii) BTO Urban Holdings II L.P. received 23,066,495 shares of Class A Common Stock and 2,238,050 Earnout Rights, and (iv) Blackstone Tactical Opportunities Associates - NQ L.L.C. received 363,004 Earnout Rights. Pursuant to the terms of an exchange agreement, dated as of April 2, 2021, FoA Units are exchangeable for shares of Class A Common Stock on a one-for-one basis. Pursuant to earnout provisions in the Transaction Agreement, the holders of Earnout Rights are entitled to receive shares of Class A Common Stock or FoA Units (based on whether such person held Class A Common Stock or FOA Units, respectively, after the closing of the Transaction Agreement) if, from the closing of the Business Combination until the sixth anniversary thereof, the volume-weighted average price of the Class A Common Stock exceeds certain thresholds. Of these Earnout Rights, one-half will be issued if the volume-weighted average price of the Class A Common Stock exceeds $12.50 for any 20 trading days within any 30 trading day period, and one-half will be issued if the volume-weighted average price of the Class A Common Stock exceeds $15.00 for any 20 trading days within any 30 trading day period.

In addition, in connection with the Business Combination, the Issuer issued to each of the Continuing Unitholders, including BTO Urban Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership NQ - ESC L.P., one share of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”). The shares of Class B Common Stock have no economic rights, but entitle each holder, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes that is equal to the aggregate number of FoA Units held by such holder on all matters on which stockholders of the Issuer are entitled to vote generally. Holders of shares of Class B Common Stock will vote together with holders of Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Menes Chee, who is an employee of Blackstone, serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 59,881,714 shares of Class A Common Stock outstanding as of August 16, 2021, based on information set forth in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on August 16, 2021, and takes into account any shares of Class A Common Stock underlying FoA Units held by each of the Reporting Persons, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

BTO Urban Holdings L.L.C. is owned by the Blackstone Tactical Opportunities Funds, BTAS NQ Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.

The general partner of each of the Blackstone Tactical Opportunities Funds is Blackstone Tactical Opportunities Associates – NQ L.L.C. The sole member of Blackstone Tactical Opportunities Associates – NQ L.L.C. is BTOA – NQ L.L.C. The managing member of BTOA – NQ LLC is Blackstone Holdings II L.P. The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates – NQ L.L.C. The managing member of BTAS Associates – NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. is Blackstone Family GP L.L.C. Blackstone Family GP L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership NQ – ESC L.P. is BTO-NQ Side-by-Side GP L.L.C. The sole member of BTO-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P.

The general partner of BTO Urban Holdings II L.P. is Blackstone Tactical Opportunities Associates L.L.C. The managing member of Blackstone Tactical Opportunities Associates L.L.C. is BTOA L.L.C. The managing member of BTOA L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C.

Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and Brian Libman and his affiliates are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Mr. Libman and his affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Mr. Libman and his affiliates may be deemed to beneficially own in the aggregate 152,749,861 shares of Class A Common Stock, representing 82.2% of the outstanding Class A Common Stock.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Stockholders Agreement

In connection with the Business Combination, and concurrently with the closing of the Business Combination on April 1, 2021 (the “Closing” and such date, the “Closing Date”), the Issuer and certain pre-Closing equityholders of FoA entered into a Stockholders Agreement (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, each of certain funds affiliated with Blackstone (the “Blackstone Investors”) and an entity controlled by Brian L. Libman (Brian L. Libman and certain entities controlled by him, the “BL Investors” and, together with the Blackstone Investors, the “Principal Stockholders”) are entitled to nominate a certain number of directors to the Board, based on each such holder’s ownership of the voting securities of the Issuer. The nomination rights of each Principal Stockholder are substantially identical and subject to the same terms, conditions and requirements. Each of the Blackstone Investors and the BL Investors have agreed to vote the respective shares of the Company’s common stock beneficially owned by them in favor of the individuals nominated as the Company’s directors in accordance with the terms of the Stockholders Agreement.

The number of directors that each of the Blackstone Investors and the BL Investors will separately be entitled to designate to the Board increases and/or decreases on a sliding scale such that, for example, if the Blackstone Investors or the BL Investors, as the case may be, hold more than 40% of the outstanding shares of Class A Common Stock, assuming a full exchange of all FoA Units for the publicly traded Class A Common Stock, such applicable investors will be entitled to designate the lowest whole number of directors that is greater than 40% of the members of the Board; if the Blackstone Investors or the BL Investors, as the case may be, hold between 30% and 40% of such outstanding shares, such applicable investors will be entitled to designate the lowest whole number of directors that is greater than 30% of the members of the Board; if the Blackstone Investors or the BL Investors, as the case may be, hold between 20% and 30% of such outstanding shares, such applicable investors will be entitled to designate the lowest whole number of directors that is greater than 20% of the members of the Board; and if the Blackstone Investors or the BL Investors, as the case may be, hold between 5% and 20% of such outstanding shares, such applicable investors will be entitled to designate the lowest whole number of directors that is greater than 10% of the members of the Board.

Furthermore, pursuant to the Stockholders Agreement and subject to certain exceptions as set forth therein, for a period of 180 days following the Closing Date, each Principal Stockholder will not, and will cause any other holder of record of any of such Principal Stockholder’s Issuer securities not to, transfer any of such Principal Stockholder’s Issuer securities, other than any such securities purchased pursuant to PIPE Agreements executed concurrently with the execution of the Transaction Agreement or on the open market.

The Stockholders Agreement also provide each Principal Stockholder with basic information and management rights, as well as detailed venture capital operating company covenants. In addition, the Stockholders Agreement permits the Issuer’s Principal Stockholders to assign their rights and obligations under the agreement, in whole or in part, without the Issuer’s prior written consent. Furthermore, the Stockholders Agreement also requires the Issuer to cooperate with the Principal Stockholders in connection with certain future pledges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the FoA Units held by the Principal Stockholders, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Unless earlier terminated by agreement of the Principal Stockholders and the Board, the Stockholders Agreement will terminate as to each Principal Stockholder at such time as such Principal Stockholder and its affiliates collectively hold less than 5% of the outstanding shares of Class A Common Stock, assuming a full exchange of all FoA Units for the publicly traded Class A Common Stock. In addition, prior to the closing of the Business Combination, the Blackstone Investors and the BL Investors entered into a letter agreement pursuant to which the Blackstone Investors and the BL Investors agreed, among other things, to permit the Blackstone Investors to have priority over the BL Investors with respect to certain sales notwithstanding the terms of the Stockholders Agreement or the Registration Rights Agreement (as defined below).

Exchange Agreement

In connection with the Business Combination, concurrently with the Closing, the Issuer, FoA and the Continuing Unitholders entered into an Exchange Agreement (the “Exchange Agreement”). The Exchange Agreement sets forth the terms and conditions upon which holders of FoA Units may exchange their FoA Units for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Each holder of FoA Units (other than the Issuer and its subsidiaries), and certain permitted transferees thereof, may on a quarterly basis (subject to the terms of the Exchange Agreement) exchange their FoA Units for shares of Class A Common Stock. In addition, subject to certain requirements, the Blackstone Investors and the BL Investors are generally permitted to exchange FoA Units for shares of Class A Common Stock provided that the number of FoA Units surrendered in such exchanges during any 30-calendar day period represent, in the aggregate, greater than 2% of total interests in partnership capital or profits. Any Class A Common Stock received by the Blackstone Investors or the BL Investors in any such exchange during the applicable restricted periods would be subject to the lock-up agreements entered into in connection with the Business Combination. The Issuer may impose restrictions on exchange that it determines to be necessary or advisable so that the Issuer is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges FoA Units for shares of Class A Common Stock, the voting power afforded to such holder of FoA Units by their shares of Class B Common Stock is automatically and correspondingly reduced and the number of FoA Units held by the Issuer is correspondingly increased as it acquires the exchanged FoA Units. For example, if a holder of Class B Common Stock holds 1,000 FoA Units as of the record date for determining stockholders of the Issuer that are entitled to vote on a particular matter, such holder will be entitled by virtue of such holder’s Class B Common Stock to 1,000 votes on such matter. If, however, such holder were to hold 500 FoA Units as of the relevant record date, such holder would be entitled by virtue of such holder’s Class B Common Stock to 500 votes on such matter.

Registration Rights Agreement

In connection with the Business Combination, concurrently with the Closing, the Issuer and the Principal Stockholders entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, upon the demand of any Principal Stockholder, the Issuer will be required to facilitate a non-shelf registered offering of the Issuer’s shares requested by such Principal Stockholder to be included in such offering. Any demanded non-shelf registered offering may, at the Issuer’s option, include Issuer shares to be sold by the Issuer for its own account and will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement. Within 90 days after receipt of a demand for such registration, the Issuer will be required to use its reasonable best efforts to file a registration statement relating to such demand. In certain circumstances, Principal Stockholders will be entitled to piggyback registration rights in connection with the demand of a non-shelf registered offering.

In addition, the Registration Rights Agreement entitles the Principal Stockholders to demand and be included in a shelf registration when the Issuer is eligible to sell its Issuer shares in a secondary offering on a delayed or continuous basis in accordance with Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). Within 45 days (in the case of a shelf registration on Form S-1) or 30 days (in the case of a shelf registration on Form S-3) after receipt of a demand for such registration, the Issuer will be required to use its reasonable best efforts to file a registration statement relating to such demand. Moreover, upon the demand of a Principal Stockholder, the Issuer will be required to facilitate in the manner described in the Registration Rights Agreement a “takedown” off of an effective shelf registration statement of registrable shares requested by such Principal Stockholder.

The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Transaction Agreement

Pursuant to the Transaction Agreement, the Issuer and FoA issued an aggregate of 18,000,000 Earnout Securities to the Blocker Shareholders (defined below) (in the case of issuances by the Issuer) and to Blocker GP and the Continuing Unitholders (in the case of issuances by FoA) as follows: (i) 9,000,000 Earnout Securities, in the aggregate, in the event that the average trading price of the Class A Common Stock is $12.50 or greater for any 20 trading days within a period of 30 consecutive trading days prior to the sixth anniversary of the Closing Date; and (ii) 9,000,000 Earnout Securities, in the aggregate, in the event that the average trading price of the Class A Common Stock is $15.00 or greater for any 20 trading days within a period of 30 consecutive trading days prior to the sixth anniversary of the Closing Date. Such Earnout Securities will also become issuable under certain circumstances if an agreement with respect to a sale of the Issuer is entered into prior to the sixth anniversary of the Closing Date. “Earnout Securities” means (i) in the case of an issuance by the Issuer to the Blocker Shareholders, shares of Class A Common Stock and (ii) in the case of an issuance by FoA to Blocker GP and the Continuing Unitholders, FoA Units.

Letter Agreements

Following the closing of the Business Combination, the Continuing Unitholder Representative and Replay entered into a letter agreement to adjust the amount of Earnout Securities that would be issuable to certain Continuing Unitholders and Blocker GP (but not the aggregate amount of Earnout Securities issuable to all Continuing Unitholders and Blocker GP). In addition, prior to the closing of the Business Combination, the Blackstone Investors and the BL Investors entered into a letter agreement pursuant to which the Blackstone Investors and the BL Investors agreed, among other things, to permit the Blackstone Investors to have priority over the BL Investors with respect to certain sales notwithstanding the terms of the Stockholders Agreement or the Registration Rights Agreement.

Tax Receivable Agreements

In connection with the Business Combination, concurrently with the Closing, the Issuer entered into a Tax Receivable Agreement with certain funds affiliated with Blackstone (the “Blackstone Tax Receivable Agreement”) and a Tax Receivable Agreement with certain other members of FoA (the “FoA Tax Receivable Agreement,” and collectively with the Blackstone Tax Receivable Agreement, the “Tax Receivable Agreements”). The Tax Receivable Agreements generally provide for the payment by the Issuer to certain owners of FoA prior to the Business Combination (the “TRA Parties”) of 85% of the cash tax benefits, if any, that the Issuer is deemed to realize (calculated using certain simplifying assumptions) as a result of (i) tax basis adjustments as a result of sales and exchanges of units in connection with or following the Business Combination and certain distributions with respect to units, (ii) the Issuer’s utilization of certain tax attributes attributable to Blocker or holders of limited liability company interests of Blocker outstanding immediately prior to the effectiveness of the merger of Blocker Merger Sub with and into Blocker, including Blackstone Tactical Opportunities Associates – NQ L.L.C. (such holders, the “Blocker Shareholders”), and (iii) certain other tax benefits related to entering into the Tax Receivable Agreements, including tax benefits attributable to making payments under the Tax Receivable Agreements.

If the Issuer exercises its right to terminate the Tax Receivable Agreements or in the case of a change in control of the Issuer or a material breach of the Issuer’s obligations under either the Blackstone Tax Receivable Agreement or the FoA Tax Receivable Agreement, all obligations under the Tax Receivable Agreements will be accelerated and the Issuer will be required to make a payment to the TRA Parties in an amount equal to the present value of future payments under the Tax Receivable Agreements, which payment would be based on certain assumptions, including an assumption that any FoA Units that have not been exchanged are deemed exchange for the market value of Class A Common Stock at the time of the termination or the change of control and an assumption the Issuer would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreements.

LTIP Award Settlement Agreement

Pursuant to the terms of the Amended and Restated Long-Term Incentive Plan (the “LTIP”), FoA granted to each employee who held phantom units in FoA and remained employed as of the RSU grant date, in consideration for the cancellation of a portion of their phantom units, replacement RSUs (the “Replacement RSUs”) that will vest into shares of Class A Common Stock with a grant date fair value of $10.00 per share. Pursuant to the terms of the Amended and Restated Long-Term Incentive Plan, 25% of the Replacement RSUs vested on the RSU grant date (the “Grant Date RSUs”), and the remaining 75% will vest in equal installments on each of the first three anniversaries of the Closing Date, subject to each holder’s continued employment. The Grant Date RSUs will be settled on or promptly following the 181st date following the Closing Date.

In addition to the Replacement RSUs, participants in the Amended and Restated Long-Term Incentive Plan will be entitled to receive additional Earnout Right RSUs if the Issuer achieves specified volume-weighted average price per share targets of $12.50 per share and $15.00 per share during the six year period following the transaction, subject to continued employment. The Earnout Right RSUs will have the same service-based vesting conditions as the Replacement RSUs to which they relate, as discussed above.

Pursuant to the LTIP Award Settlement Agreement (the “LTIP Award Settlement Agreement”), dated as of October 12, 2020, by and among the Issuer, FoA, the Continuing Unitholders and the Blocker Shareholders, the Continuing Unitholders (including BTO Urban Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership – NQ – ESC L.P.) and the Blocker Shareholders (including Blackstone Tactical Opportunities Associates – NQ L.L.C.) agreed to pay and bear the economic consequences to the Issuer of the obligation to settle such LTIP awards. Accordingly, in connection with the settlement of each vested Replacement RSU award and any related Earnout Right RSUs for which the earnout condition is achieved, the Continuing Unitholders and Blocker Shareholders will deliver to the Issuer FoA Units and shares of Class A Common Stock, respectively, in settlement of the awards in accordance with the terms set forth in the LTIP Award Settlement Agreement. Until the earlier of the sixth anniversary of the Closing Date or such earlier date when all outstanding Replacement RSU and Earnout Right RSU awards have been settled or otherwise forfeited, the Continuing Unitholders and Blocker Shareholders have agreed to keep free and clear of any pledge or other encumbrance a number of FoA Units or shares of Class A Common Stock, respectively to satisfy their settlement obligations under the LTIP Award Settlement Agreement.

The description of the Stockholders Agreement, Exchange Agreement, Registration Rights Agreement, Transaction Agreement, Letter Agreements, Tax Receivable Agreement and LTIP Award Settlement Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement, dated as of August 26, 2021, by and among the Reporting Persons (filed herewith).

B.	Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 7, 2021).

C.	Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 7, 2021).

D.	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 7, 2021).

E.	Transaction Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 7, 2021).

F.	Blackstone Tax Receivable Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on April 7, 2021).

G.

Letter Agreement, dated April 5, 2021, by and among Continuing Unitholder Representative and Replay (incorporated by reference to Exhibit 2.3 filed with the Registrant’s Current Report on Form 8-K filed on April 7, 2021).

H.

Letter Agreement, dated March 31, 2021, by and among Libman Family Holdings LLC; The Mortgage Opportunity Group LLC; BTO Urban Holdings L.L.C.; BTO Urban Holdings II L.P.; and Blackstone Family Tactical Opportunities Investment Partnership – NQ – ESC L.P. (incorporated by reference to Exhibit 2.4 filed with the Registrant’s Current Report on Form 8-K filed on April 7, 2021).

I.

LTIP Award Settlement Agreement, dated as of October 12, 2020, by and among the Issuer, FoA, the Continuing Unitholders and the Blocker Shareholders, the Continuing Unitholders and the Blocker Shareholders (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2021

BTO Urban Holdings L.L.C.

By:	/s/ Menes Chee
Name: Menes Chee
Title: Manager

Blackstone Tactical Opportunities Fund – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund II – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund – A (RA) – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

[Finance of America Companies Inc. – Schedule 13D]

Blackstone Tactical Opportunities Fund – I – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund – S – NQ L.P.,
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund – C – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund – L – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

[Finance of America Companies Inc. – Schedule 13D]

Blackstone Tactical Opportunities Fund – O – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund – N – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund – U – NQ L.L.C.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Fund II – C – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

[Finance of America Companies Inc. – Schedule 13D]

Blackstone Tactical Opportunities Fund – T – NQ L.P.
By: Blackstone Tactical Opportunities Associates – NQ L.L.C, its general partner
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BTAS NQ Holdings L.L.C.
By: BTAS Associates - NQ L.L.C., its managing member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Tactical Opportunities Associates – NQ L.L.C.
By: BTOA – NQ L.L.C., its sole member
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BTOA – NQ L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

[Finance of America Companies Inc. – Schedule 13D]

Blackstone Holdings II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BTAS Associates – NQ L.L.C.
By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Family GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Family Tactical Opportunities Investment Partnership NQ – ESC L.P.
By: BTO-NQ Side-by-Side GP L.L.C., its general partner
By: Blackstone Holdings II L.P., its sole member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BTO-NQ Side-by-Side GP L.L.C.
By: Blackstone Holdings II L.P., its sole member
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BTO Urban Holdings II L.P.
By: Blackstone Tactical Opportunities Associates LLC, its general partner
By: BTOA L.L.C., its managing member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

[Finance of America Companies Inc. – Schedule 13D]

Blackstone Tactical Opportunities Associates LLC
By: BTOA L.L.C., its managing member
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BTOA L.L.C.
By: Blackstone Holdings III L.P., its managing member
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

[Finance of America Companies Inc. – Schedule 13D]

Blackstone Holdings I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman

[Finance of America Companies Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Class A Common Stock.